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                              July 15, 2021

       Adam Simpson
       Chief Executive Officer
       Icosavax, Inc.
       1616 East Lake Avenue E., Suite 208
       Seattle, WA 98102

                                                        Re: Icosavax, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 7, 2021
                                                            File No. 333-257733

       Dear Mr. Simpson:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Correspondence filed July 12, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Common Stock Valuation, page 89

   1. Please refer to your response to comment 12 of our letter dated June 14, 2021. When available, provide us
with your analysis of the reassessed fair value of common stock related to the options
granted in the second quarter of fiscal 2021, as well as the amount of compensation expense
you expect to recognize for these grants. Please also explain the difference between the
fair value of common stock in the second quarter of fiscal 2021 and the estimated
offering price.
 Adam Simpson
Icosavax, Inc.
July 15, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameAdam Simpson
                                                           Division of
Corporation Finance
Comapany NameIcosavax, Inc.
                                                           Office of Life
Sciences
July 15, 2021 Page 2
cc:       Matthew T. Bush
FirstName LastName